Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169533

COLE CREDIT PROPERTY TRUST IV, INC.
SUPPLEMENT NO. 16 DATED NOVEMBER 1, 2013
TO THE PROSPECTUS DATED MAY 1, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust IV, Inc. dated May 1, 2013, Supplement No. 14 dated October 10, 2013, which superseded and replaced all previous supplements to the prospectus and Supplement No. 15 dated October 28, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust IV, Inc.; and
(2)	recent real property investments.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on January 26, 2012. Of these shares, we are offering up to 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. During the month of October 2013, we accepted investors’ subscriptions for, and issued, a total of approximately 26.4 million shares of our common stock in our offering, resulting in gross proceeds to us of approximately $263.0 million, consisting of approximately 26.0 million shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $259.8 million, and approximately 342,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $3.2 million. As of October 31, 2013, we had accepted investors’ subscriptions for, and issued, approximately 153.2 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $1.5 billion.
Our board of directors has approved closing the primary portion of our offering on February 28, 2014, unless all shares being offered have been sold prior to that date, in which case the offering will be terminated. If all of the shares we are offering have not been sold by February 28, 2014, our board of directors may extend the primary offering as permitted under applicable law. Our general policy is to accept subscription agreements for our primary offering if they are received in good order on or before the close of business on February 28, 2014 and the subscriptions are fully funded no later than the close of business on March 31, 2014.
We intend to continue to sell shares of our common stock in this offering pursuant to our distribution reinvestment plan following the termination of our primary offering.
The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 11 of the prospectus and “Investment Objectives and Policies — Real Property Investments” beginning on page 109 of the prospectus.
As of October 25, 2013, we, through separate wholly-owned limited liability companies, limited partnerships and joint venture arrangements of ours and our operating partnership, owned 259 properties located in 36 states, consisting of approximately 8.1 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases, which includes one property owned through a joint venture arrangement. The properties generally were acquired through the use of proceeds from our initial public offering and from available borrowings. We acquired 16 properties between October 4, 2013 and October 25, 2013 for an aggregate purchase price of $41.8 million consisting of approximately 188,000 gross rentable square feet. In connection with the purchases of these properties, we paid an affiliate of our advisor aggregate acquisition fees of approximately $836,000.

CCPT 4-SUP-16B